NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

07026857

September 7, 2007

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated September 7, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for - Barb O'Neill

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 17 2007
WASH. D.C.
190

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 6, 2007**

News Release: **07-11** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

FIELDWORK TO COMMENCE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that fieldwork is about to commence at the Viking property in western Newfoundland. Further, platinum and palladium assays have been received for the Taylor Brook project.

The Viking program will include construction of an access road, up to 1000 meters of mechanized trenching, geological mapping, and sampling. Trenching will be focused over large zones containing well defined gold in soil anomalies and zones with high grade gold in rocks. Historic soil data defines two large gold-in-soil anomalies which merge together in the central part of the property. The western-most anomaly is a 1.5 to 3 kilometer long linear zone trending to the northeast. The eastern soil anomaly is over 1 kilometer long by 1 kilometer wide and includes soil values to 2,090 parts per billion gold, and rock values to 42.8 g/t gold. The eastern zone has never been trenched or drill tested. A description of the Viking gold project can be found on our website at www.naminco.ca.

Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years.

Platinum and palladium assay results for 24 surface rock samples from the Taylor Brook property have been received. The results are consistent with previous analyses from the property and show that significant platinum group element values occur with high grade nickel-copper-cobalt zones. A 1.5 meter chip sample across the massive sulfide zone at the Layden showing with values of 3.8% nickel, 1.3% copper, and 0.08% cobalt, returned 0.16 g/t platinum, 0.24 g/t palladium, and 0.34 g/t gold. A massive sulfide boulder with values of 2.7% nickel, 1.1% copper, and 0.06% cobalt, returned 0.13 g/t platinum, 0.16 g/t palladium, and 0.46 g/t gold. The remaining 22 samples were from low grade to anomalous nickel zones and returned maximum values of 0.05 g/t platinum, 0.07 g/t palladium, and 0.13 g/t gold.

The company is still seeking a drill contractor to drill test the Taylor Brook property.

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold, platinum, and palladium have been assayed by standard fire assay methods. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — SEPTEMBER 6, 2007

News Release: **07-11** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

FIELDWORK TO COMMENCE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that fieldwork is about to commence at the Viking property in western Newfoundland. Further, platinum and palladium assays have been received for the Taylor Brook project.

The Viking program will include construction of an access road, up to 1000 meters of mechanized trenching, geological mapping, and sampling. Trenching will be focused over large zones containing well defined gold in soil anomalies and zones with high grade gold in rocks. Historic soil data defines two large gold-in-soil anomalies which merge together in the central part of the property. The western-most anomaly is a 1.5 to 3 kilometer long linear zone trending to the northeast. The eastern soil anomaly is over 1 kilometer long by 1 kilometer wide and includes soil values to 2,090 parts per billion gold, and rock values to 42.8 g/t gold. The eastern zone has never been trenched or drill tested. A description of the Viking gold project can be found on our website at www.naminco.ca.

Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years.

Platinum and palladium assay results for 24 surface rock samples from the Taylor Brook property have been received. The results are consistent with previous analyses from the property and show that significant platinum group element values occur with high grade nickel-copper-cobalt zones. A 1.5 meter chip sample across the massive sulfide zone at the Layden showing with values of 3.8% nickel, 1.3% copper, and 0.08% cobalt, returned 0.16 g/t platinum, 0.24 g/t palladium, and 0.34 g/t gold. A massive sulfide boulder with values of 2.7% nickel, 1.1% copper, and 0.06% cobalt, returned 0.13 g/t platinum, 0.16 g/t palladium, and 0.46 g/t gold. The remaining 22 samples were from low grade to anomalous nickel zones and returned maximum values of 0.05 g/t platinum, 0.07 g/t palladium, and 0.13 g/t gold.

The company is still seeking a drill contractor to drill test the Taylor Brook property.

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold, platinum, and palladium have been assayed by standard fire assay methods. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN·ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE SEPTEMBER 6, 2007

News Release: **07-11** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

FIELDWORK TO COMMENCE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that fieldwork is about to commence at the Viking property in western Newfoundland. Further, platinum and palladium assays have been received for the Taylor Brook project.

The Viking program will include construction of an access road, up to 1000 meters of mechanized trenching, geological mapping, and sampling. Trenching will be focused over large zones containing well defined gold in soil anomalies and zones with high grade gold in rocks. Historic soil data defines two large gold-in-soil anomalies which merge together in the central part of the property. The western-most anomaly is a 1.5 to 3 kilometer long linear zone trending to the northeast. The eastern soil anomaly is over 1 kilometer long by 1 kilometer wide and includes soil values to 2,090 parts per billion gold, and rock values to 42.8 g/t gold. The eastern zone has never been trenched or drill tested. A description of the Viking gold project can be found on our website at www.naminco.ca.

Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years.

Platinum and palladium assay results for 24 surface rock samples from the Taylor Brook property have been received. The results are consistent with previous analyses from the property and show that significant platinum group element values occur with high grade nickel-copper-cobalt zones. A 1.5 meter chip sample across the massive sulfide zone at the Layden showing with values of 3.8% nickel, 1.3% copper, and 0.08% cobalt, returned 0.16 g/t platinum, 0.24 g/t palladium, and 0.34 g/t gold. A massive sulfide boulder with values of 2.7% nickel, 1.1% copper, and 0.06% cobalt, returned 0.13 g/t platinum, 0.16 g/t palladium, and 0.46 g/t gold. The remaining 22 samples were from low grade to anomalous nickel zones and returned maximum values of 0.05 g/t platinum, 0.07 g/t palladium, and 0.13 g/t gold.

The company is still seeking a drill contractor to drill test the Taylor Brook property.

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold, platinum, and palladium have been assayed by standard fire assay methods. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director